

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

August 10, 2007

Via Facsimile (650) 493-6811 and U.S. Mail

Mark Reinstra, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Rd.
Palo Alto, California 94304-1050

Re: Sanmina-SCI Corporation
      Schedule TO-I filed July 30, 2007
      File No. 005-42923

Dear Mr. Reinstra:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We may have additional comments after reviewing your responses to our comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

1.   You appear to be offering to exchange the Outstanding Options for New Options in reliance on the March 21, 2001 exemptive order issued by the Division of Corporation Finance, entitled "Issuer Exchange Offers Conducted for Compensatory Purposes." Please give us your well reasoned legal analysis as to why the terms of your offer fit within the exemptive order, and do not violate Rule 13e-4(f)(8) of the Exchange Act. In your response, please address each of the following points:
        - Confirm that the issuer is eligible to use S-8, that each class of Outstanding Options were issued pursuant to a defined benefit plan, and that the New Options will be issued under defined employee benefit plan;

- Confirm that you have fully disclosed in the offer to purchase the essential features and significance of the exchange offer as it pertains to non-U.S. employees, including the risks inherent in the offer; and
- Explain why you believe the offer is being conducted for a compensatory purpose, given your disclosure that option holders who are not subject to U.S. tax may be exchanging an Outstanding Option for a New Option of lesser value to them. In this regard, expand the disclosure in the first paragraph on page 5 to address this comment.

See "Current Issues and Rulemaking Projects," March 31, 2001, Section II, available on our website at www.sec.gov.

2.	Provide a definition of "non-U.S. employees," preferably in the "Terms Used in This Offer" section on page 3. Tell us what compensatory purpose is served by excluding persons who are not "non-U.S. employees" from your offer, and tell us whether there are "non-U.S. employees" who are subject to U.S. taxation.

Summary Term Sheet, page 2

3.	Revise the disclosure in Q1 to clarify whether all employees who hold eligible options may participate, or whether an employee must be an eligible employee *and* hold eligible options in order to participate.

4.	Revise Q27 and Q28 to refer to Eastern time, consistent with Rule 14e-1(d).

Procedures for Electing to Exchange Options, page 34

5.	Clarify your disclosure to clearly state that the cancellation date will be the expiration date, in compliance with Rule 14e-1(c).

Withdrawal Rights and Change of Election, page 35

6.	Revise this section to include the information that option holders may withdraw their options if they have not been accepted for payment after forty business days from the commencement of the offer, pursuant to Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 37

7.	In the last paragraph in this section, the issuer explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the issuer decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise accordingly.

8.   Explain to us the purpose of the language that indicates any determination concerning the events described in the conditions "will be final and binding upon all persons." Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that option holders may challenge the issuer's determinations.

Financial Statements

9.   Furnish the pro forma financial information required by Item 1010(b) of Regulation M-A, or tell us why you do not believe it is material.

10.   Please confirm that the financial information contained in Schedule B was disseminated to security holders. In addition, please advise us why the issuer believed it was necessary to incorporate by reference the financial information contained in the most recent Form 10-Q and Form 10-K as stated in Section 10 of the Offer to Purchase.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

   ·   The issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

        As appropriate, please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

Please direct any questions to me at (202) 551-3267. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions